UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


    For the fiscal year ended December 31, 1999 Commission File Number 1-9120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07102
                         MAILING ADDRESS: P.O. Box 1171
                          NEWARK, NEW JERSEY 07101-1171


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  See page 2.

Stable Value Fund                   STATE STREET BANK AND TRUST COMPANY
-----------------                   225 FRANKLIN STREET, M9
PRIMCO CAPITAL MANAGEMENT           BOSTON, MASSACHUSSETTS 02110-2804
400 WEST MARKET STREET, SUITE 3300
LOUISVILLE, KENTUCKY 40202
                                    Enterprise Common Stock Fund and ESOP Fund
                                    ------------------------------------------
THE CHASE MANHATTAN BANK            PUBLIC SERVICE ENTERPRISE GROUP
270 PARK AVENUE, 6TH FLOOR          INCORPORATED
NEW YORK, NEW YORK 10017            80 PARK PLAZA
                                    NEWARK, NEW JERSEY 07101-1171
J.P. MORGAN
60 WALL STREET                      Large Company Stock Index Fund
NEW YORK, NEW YORK 10260-0060       ------------------------------
                                    THE VANGUARD GROUP INSTITUTIONAL DIVISION
METROPOLITAN LIFE INSURANCE         P.O. BOX 2900
COMPANY                             VALLEY FORGE, PENNSYLVANIA 19482
ONE MADISON AVENUE
NEW YORK, NEW YORK 10010-3690       Diversified Bond Fund
                                    ---------------------
                                    BLACKROCK FINANCIAL MANAGEMENT, INC.
ALLSTATE LIFE INSURANCE COMPANY     345 PARK AVENUE
ALLSTATE PLAZA WEST                 NEW YORK, NEW YORK 10154
3100 SANDERS ROAD, SUITE M2
NORTHBROOK, ILLINOIS 60062-7154     International Stock Fund
                                    ------------------------
                                    T. ROWE PRICE INC.
NEW YORK LIFE INSURANCE COMPANY     100 EAST PRATT STREET
260 CHERRY HILL ROAD                BALTIMORE, MARYLAND 02120
PARSIPPANY, NEW JERSEY 07054-0422
                                    Mid Size Company Stock Fund
                                    ---------------------------
AIG LIFE INSURANCE COMPANY          PUTNAM INVESTMENTS
ONE ALICO PLAZA                     P.O. BOX 41203
P.O. BOX 667                        PROVIDENCE, RHODE ISLAND 02940
WILMINGTON, DELAWARE 19899
                                    Small Company Stock Fund
                                    ------------------------
CAISSE des DEPOTS                   MILLER ANDERSON & SHERRERD, LLP
9 WEST 57th STREET, 36TH FLOOR      ONE TOWER BRIDGE
NEW YORK, NEW YORK 10019            WEST CONSHOHOCKEN, PENNSLYVANIA 19428

                                    Schwab Personal Choice Retirement Account
                                    -----------------------------------------
TRANSAMERICA LIFE INSURANCE         CHARLES SCHWAB & CO., INC.
& ANNUITIES                         4722 NORTH 24TH STREET, SUITE 300
1150 SOUTH OLIVE STREET, T7-05      PHOENIX, ARIZONA 85016
LOS ANGELES, CALIFORNIA 90015

JOHN HANCOCK MUTUAL LIFE
INSURANCE COMPANY
JOHN HANCOCK PLACE, 27th FLOOR
P.O. BOX 111
BOSTON, MASSACHUSSETTS 02117

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                      THRIFT AND TAX-DEFERRRED SAVINGS PLAN

                                      INDEX
                                      -----

                                                                          PAGE
                                                                          ----

INDEPENDENT AUDITORS' REPORT............................................   4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1999 AND 1998......................................   5

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998........................   6

NOTES TO FINANCIAL STATEMENTS...........................................   7

SIGNATURES..............................................................   20

EXHIBIT INDEX...........................................................   21

                          INDEPENDENT AUDITORS' REPORT


Employee Benefits Committee of
Public Service Enterprise Group Incorporated:

We have audited the accompanying statements of net assets available for benefits of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 12, 2000

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                     As of December 31,
                                                                       -----------------------------------------------
                                                                               1999                      1998
                                                                       ---------------------     ---------------------

ASSETS
Investments, at fair value
     Plan interest in Master Employee Benefit Plan Trust                       $675,562,138              $584,360,039
     Receivables-Interest and Dividends                                             239,768                 1,386,991
                                                                       ---------------------     ---------------------
         Total Assets                                                          $675,801,906              $585,747,030
                                                                       ---------------------     ---------------------
LIABILITIES
Accounts Payable                                                                   $412,457                  $748,946
Forfeitures                                                                         244,434                        --
                                                                       ---------------------     ---------------------
         Total Liabilities                                                         $656,891                  $748,946
                                                                       ---------------------     ---------------------
         Net Assets Available for Benefits                                     $675,145,015              $584,998,084
                                                                       =====================     =====================

See Notes to Financial Statements

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS



                                                                              For the Year Ended December 31,
                                                                       -----------------------------------------------
                                                                               1999                      1998
                                                                       ---------------------     ---------------------
ADDITIONS
Participant Deposits                                                            $34,231,928               $32,002,038
Employer Contributions                                                            8,488,403                 7,894,743
                                                                       ---------------------     ---------------------
         Total Deposits and Contributions                                        42,720,331                39,896,781

Plan Interest in Master Employee Benefit Trust
     Investment Income                                                           83,907,169                82,635,723
                                                                       ---------------------     ---------------------
         Total Additions                                                        126,627,500               122,532,504
                                                                       ---------------------     ---------------------
DEDUCTIONS
Withdrawals                                                                      38,624,120                36,763,026
Forfeitures                                                                         479,081                   351,229
Administrative Expenses                                                             992,422                 1,308,125
Transfer to/(from) Thrift and Tax-Deferred Savings Plan                          (3,615,054)                2,329,757
                                                                       ---------------------     ---------------------
         Total Deductions                                                        36,480,569                40,752,137
                                                                       ---------------------     ---------------------

INCREASE IN NET ASSETS AVAILABLE
     FOR BENEFITS                                                                90,146,931                81,780,367

NET ASSETS AVAILABLE FOR
     BENEFITS-BEGINNING OF YEAR                                                 584,998,084               503,217,717
                                                                       ---------------------     ---------------------
NET ASSETS AVAILABLE FOR
     BENEFITS-END OF YEAR                                                      $675,145,015              $584,998,084
                                                                       =====================     =====================

See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G) adopted the PSE&G Thrift and Tax-Deferred Savings Plan (Now, the Public Service Enterprise Group Incorporated Employee Savings Plan (Savings Plan)) to encourage thrift and savings by eligible employees (Eligible Employees) which was first offered to Eligible Employees in 1981. Effective January 1, 1996, the trust that holds the Plan assets was converted into the Public Service Electric and Gas Company Master Employee Benefit Plan Trust, (Master Trust), a master trust covering all of the qualified retirement plans including the Plan and the Public Service Electric and Gas Company Employee Savings Plan (Now, the Public Service Enterprise Group Incorporated Employee Savings Plan (Savings Plan)). Bankers Trust Company is the Trustee of the Master Trust established pursuant to the Plan. Hewitt Associates is the Record Keeper for the Plan. The Plan was last amended effective January 1, 2000, at which time primary sponsorship of the Plan was changed from PSE&G to PSE&G's parent corporation, Public Service Enterprise Group Incorporated (the Company). As a result, the Plan was renamed the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan and the Master Trust was amended to become the Public Service Enterprise Group Incorporated Master Employee Benefits Plan Trust. In addition, Plan amendments were made for various administrative changes and to add additional investment options under the Plan, including the Schwab Personal Choice Retirement Account
(PCRA).

An employee may participate in the Plan from the date of hire. Matching Company contributions begin when an employee has completed one Year of Service as defined by the Plan. At the time any employee who is a Participant in the Savings Plan becomes an Eligible Employee for the Plan, that employee will automatically be enrolled in the Plan, all balances in the Savings Plan will be transferred to the Plan and all contributions and investment elections in effect for the Savings Plan will remain in effect. Participation in the Plan is entirely voluntary, except with respect to those employees who participated in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in the PSE&G Tax Reduction Act Employee Stock Ownership Plan (TRASOP) and/or the PSE&G Payroll-Based Employee Stock Ownership Plan (PAYSOP), which were merged into this Plan in 1988. Eligible Employees are those employees not covered by a collective bargaining agreement of the Company or any affiliate of the Company (together hereafter each called an "Employer" or collectively "Employers"). Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Company's Employee Benefits Committee (Committee), the Plan Administrator.

Deposits and Contributions

Under the Plan, each participating Employee (Participant) may elect to make basic deposits to Investment Funds of such Participant's choosing within the

Thrift Account Fund of 1% - 8% of his/her compensation (Basic Deposits) and his/her respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Employer Contributions with respect to Basic Deposits in excess of 6% and up to 8% of Compensation are made in shares of the Company's Common Stock, and are not available for transfer to any other Fund or withdrawal from the Plan prior to the Participant's termination of employment. In addition, a Participant may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 17% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution.

Participants   may  designate  such  Basic  and/or   Supplemental   Deposits  as
Nondeferred   (post-income  tax  contributions)  or  Deferred   (pre-income  tax
contributions).

Each Participant may, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year and subject to the limitations of the Internal Revenue Code of 1986, as amended (IRC).

The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to less than 25% of Compensation to meet requirements of the IRC. The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Thrift Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other
hand,  may  be  withdrawn  at  any  time,   subject  to  certain  penalties  and
restrictions.

Thrift Account Deposits are made through payroll deductions by the Participant's Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and contributions by their respective Employers are transferred to the Trustee and separately held in the Plan's Thrift Account Fund of the Master Trust Fund for investment and other transactions, as directed by Participants. Each Participant is entitled to choose the investment Funds in which his/her Deposits and Employer Contributions will be invested from among the investment Funds offered under the Plan, except for Employer Contributions with respect to Basic Deposits in excess of 6%, which are invested in the Enterprise Common Stock Fund.

Loan Provisions

The Trustee may, subject to the approval of the Director of Performance and Rewards of PSEG Services Corporation, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Fund, but no more than the aggregate value of such Participant's Thrift Account or $50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments over a period of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as are prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged by other lenders. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1998, the rates of interest on loans granted to Participants, by quarter and starting with the first quarter, were 7.75%, 7.75%, 7.75% and 8.25%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES
- Loans.)

Vesting

Employer Contributions to a Participant's Thrift Account are immediately vested upon a Participant's completion of five years of service with the Employer or when a Participant reaches the age of 65, is disabled, laid off or dies. A Participant who was formerly a participant in the U.S. Energy Partners 401 (K) Plan (which was merged into the Plan in 1996), will become vested in the value of his or her U.S. Energy Partners Employer Contribution Sub-account according to the following schedule:

     Years of Service                     Vested Percentage
     ----------------                     -----------------
     Less than one                                0%
     One                                         20%
     Two                                         40%
     Three                                       60%
     Four                                        80%
     Five or More                               100%

All amounts credited to a Participant's ESOP Fund are fully vested. Effective January 1, 2000, the Plan was amended to provide 100% immediate vesting of Employer Contributions for all Participants.

Holding Account

The Holding Account is a vehicle to record the transactions either from one Investment Fund to another Investment Fund or from an Investment Fund to an outside source. Daily balances which remain in the Holding Account are temporarily invested in short-term, liquid investments at the Trustee Bank until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to investment Fund transfers, Deposits, Employer Contributions, withdrawals, receipts of dividends and interest, expenses incurred in connection with the administration of the Plan, benefit payments and loan transactions.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC
(hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Rights Upon Termination

The Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan would be distributed to the Participants based on the balances in their individual accounts at the date of termination.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dividends and Interest

Dividends, interest and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Investment Fund. (See Expenses of Plan, below.)

All Deposits and Employer Contributions in the Stable Value Fund are invested in either traditional Guaranteed Investment Contracts issued by insurance companies or other financial intermediaries (Traditional GICs) or Benefit Responsive Agreements (Synthetic GICs) which are similar to Traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Plan. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the investment manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of the Stable Value Fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1999, the composite rate of interest earned by such assets so invested was not less than 6.08%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

Valuation of Investments

The value of the Enterprise Common Stock Fund, the Large Company Stock Index Fund, the Diversified Bond Fund, the International Stock Fund, the Mid Size Company Fund, the Small Company Stock Fund, the investments in the Schwab PCRA and the shares of the Company's Common Stock held by the ESOP Fund is based upon quoted market values. The value of the Stable Value Fund is based on the contract value of all GICs in which the assets of the Stable Value Fund are invested. These contracts are included in the financial statements at contract value, which approximates fair value. Temporary investments are valued at cost, which approximates fair market value. Securities transactions are accounted for on the trade date.

The Plan's financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), as permitted by applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's
(DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan Year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan Year.

Expenses of Plan

All expenses incurred for the administration of the Plan, including taxes and brokerage costs, are deducted from the Master Trust Fund.

The assets of the Enterprise Common Stock Fund and the ESOP Fund are invested in shares of the Company's Common Stock. Shares of the Company's Common Stock required for the Enterprise Common Stock Fund are purchased by the Trustee either directly from the Company, at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP Fund is in a "sell" position and the Enterprise Common Stock Fund is in a "buy" position, the Enterprise Common Stock Fund will buy from the ESOP Fund at the closing price on the New York Stock Exchange for that day. In such case, no brokerage commissions are charged on the transaction. Otherwise, all shares sold for the Enterprise Common Stock Fund and the ESOP Fund are sold by the Trustee on the open market through a broker. The proceeds, net of brokerage commissions and transfer taxes, are distributed to the Participant.

Loans

A loan to a Participant is considered an investment in such Participant's Thrift Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Thrift Account. Repayments of the principal amount of the loan are credited to each such sub-account and repayments of principal along with any accrued interest thereon are invested in the Thrift Account Investment Funds in the same manner as the Participant's then-current investment direction for Deposits and Employer Contributions.

Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

     (a)  Deferred Deposits
     (b)  Unmatured Vested Employer Contributions
     (c)  Matured Vested Employer Contributions
     (d)  Rollover Contributions
     (e)  Unmatured Post-1986 Nondeferred Deposits
     (f)  Matured Post-1986 Nondeferred Deposits
     (g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Master Trust Fund to the extent of the loan and accrued interest thereon. (See Note 1. SUMMARY OF THE PLAN - Loan Provisions.)

Interfund Transfers -- ESOP Fund to Thrift Account

Participants are permitted to transfer all, but not less than all, shares of the Company's Common Stock from their ESOP Funds to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of the Company's Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Investment Funds designated by the Participant. The cash value of each share of the Company's Common Stock transferred will be equal to the price per share of the Company's Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999:

Guaranteed Investment Contracts                                  $ 183,240,270
Common Stock of Public Service Enterprise Group Incorporated*       72,392,323
Institutional Equity Index Mutual Funds                            194,554,256
Putnam Vista Mutual Funds                                           66,586,949
T. Rowe Price International Mutual Funds                            44,560,991

* Non-Participant directed

The financial statements of the Plan include the following:

     A.  Thrift Account Investment Funds

          (1) On March 31, 1998, the assets of the Stable Value Fund were merged, for investment purposes, with the Stable Value Fund assets of the Savings Plan. The assets of the Stable Value Fund are invested in Traditional GICs or Synthetic GICs. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Dividends and Interest.) All contract values approximate fair values. As of December 31, 1999, the Plan's interest in the following GICs was approximately 62%.

               The  following Traditional GICs are continuing in effect:

               (i)  A  two-year   contract  with   Metropolitan  Life  Insurance
                    Company, expiring December 10, 2001, with an effective interest rate of 6.95% and a contract value of $10,001,841;

               (ii) A three-year  contract with New York Life Insurance Company, expiring April 30, 2001, with an effective interest rate of 7.07%, and a contract value of $6,441,763; and

               (iii)A five-year  contract  expiring June 30, 2000, with AIG Life
                    Insurance   Company,   effective  interest  rate  of  6.14%,
                    contract value of $9,530,893.

               The  following Synthetic GICs are continuing in effect:

               (i) An open-ended contract with J.P. Morgan as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective crediting rate as of December 31, 1999 of 6.39% and a contract value of $67,629,827;

               (ii) An open-ended  contract with The Chase Manhattan Bank as the book value wrapper and Seix Investment Advisors managing the underlying portfolio providing an effective crediting rate as of December 31, 1999 of 6.77% and a contract value of $37,613,595;

               (iii)An open-ended  contract with Allstate Life Insurance Company as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 1999 of 6.33% and a contract value of $61,293,508;

               (iv) An  open-ended  contract  with State  Street  Bank and Trust
                    Company as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 1999 of 5.28% and a contract value of $46,300,413;

               (v) An open-ended contract with Transamerica Life & Annuity as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 1999 of 5.70% and a contract value of $33,021,806;

               (vi) A pooled  separate  account  expiring  May 1, 2007 with John
                    Hancock Mutual Life Insurance Company as the book value wrapper and managing underlying portfolio providing an effective crediting rate as of December 31, 1999 of 5.34% and a contract value of $8,630,895;

               (vii)Two  five-year  floating  rate  contracts  with  Caisse  des
                    Depots, expiring November 26, 2002, effective crediting rate on each contract as of December 31, 1999 of 6.19%, contract values of $4,023,766 and $2,011,883;

               (viii) Two  five-year  floating  rate  contracts  with Caisse des
                    Depots, expiring December 12, 2002, effective crediting rate on each contract as of December 31, 1999 of 6.22%, contract values of $4,013,248 and $2,006,624; and

               (iv) A five-year  floating-rate  contract with Caisse des Depots, expiring February 3, 2003, effective crediting rate as of December 31, 1999 of 6.08%, contract value of $3,028,760.

          (2) The assets of the Enterprise Common Stock Fund are invested in the Company's Common Stock.

          (3) The assets of the Large Company Stock Index Fund are invested in the capital stock of Vanguard Institutional Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by The Vanguard Group, Inc. The prospectus for the Stock Index Equities Fund indicates that such fund seeks to replicate the investment performance of the Standard and Poor's 500 Composite Stock Price Index.

          (4) The assets of the Diversified Bond Fund are invested in a separate account managed by BlackRock Financial Management, Inc. The Diversified Bond Fund invests in a broadly diversified portfolio of bonds that include U.S. Treasury and agency securities, commercial and residential mortgage-backed securities, asset-backed securities, and corporate bonds.

          (5) The assets of the International Stock Fund are invested in the capital stock of the T. Rowe Price International Stock Fund, a no-load mutual fund managed by Rowe Price-Fleming International, Inc. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

          (6) The assets of the Mid Size Company Stock Fund are invested in the capital stock of the Putnam Vista Fund, a no-load mutual fund managed by Putnam Investment Management, Inc. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

          (7) The assets of the Small Company Stock Fund are invested in a separate account managed by Miller Anderson & Sherrerd, LLP. The Small Company Stock Fund invests in a broadly diversified portfolio of U.S. small capitalization companies that are considered to be undervalued on a relative basis by the Fund Manager at the time of purchase. Small capitalization companies are those with equity capitalizations generally below $1.5 billion.

          (8)  On  March  31,  1998,  the  assets  of the  Conservative  Pre-Mix
               Portfolio were merged, for investment purposes, with the Conservative Pre-Mix Portfolio assets of the Savings Plan. The assets of the Conservative Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 40% Stable Value Fund, 20% Diversified Bond Fund, 20% Large Company Stock Index Fund, 10% International Stock Fund, and 10% Small Company Stock Fund. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

          (9) On March 31, 1998, the assets of the Moderate Pre-Mix Portfolio were merged, for investment purposes, with the Moderate Pre-Mix Portfolio assets of the Savings Plan. The assets of the Moderate Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 25% Large Company Stock Index Fund, 20% Stable Value Fund, 20% International Stock Fund, 20% Diversified Bond Fund, and 15% Small Company Stock Fund. Every quarter the trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

          (10) The assets of the Aggressive Pre-Mix Portfolio are invested in specific percentages within a mix of four existing Plan investment Funds: 30% Large Company Stock Index Fund, 25% International Stock Fund, 25% Small Company Stock Fund, and 20% Diversified Bond Fund. Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

     B.   ESOP Fund

          Shares of the Company's Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the non-bargaining unit portions of PSE&G's former TRASOP and PAYSOP. No additional contributions to or transfers into the ESOP Fund are presently permitted or were allowed during 1999.

     C.   Schwab PCRA

          In 1999 an additional investment choice was offered, the Schwab PCRA. This is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds, stocks and bonds. Deposits into the Schwab PCRA must come from balances transferred from the other options in the Plan. Currently, up to 50% of a Participant's balance may be transferred to the Schwab PCRA.

     D.  Participants

                                                         Participants
                                                       As of December 31,
                                                       ------------------

                                                        1999         1998
                                                        ----         ----
         Total Plan Participants                       5,059        4,992

         Participants by Fund

              Stable Value Fund                         3,104        3,256
              Enterprise Common Stock Fund              4,133        4,030
              Large Company Stock Index Fund            3,236        3,017
              Diversified Bond Fund                       653          720
              International Stock Fund                  1,433        1,373
              Mid Size Company Fund                     2,015        1,695
              Conservative Pre-Mix Portfolio              683          667
              Moderate Pre-Mix Portfolio                1,265        1,227
              Aggressive Pre-Mix Portfolio              1,587        1,499
              Small Company Stock Fund                    178           --
              ESOP Fund                                   423          453
              Schwab PCRA                                 120           --

4.  INVESTMENT OF THE PLAN AND SAVINGS PLAN IN THE MASTER TRUST

The Plan's investments are included in the Master Trust which was established for the investment of assets of all of the Company's qualified retirement plans including the Plan and the Savings Plan. The following tables present the fair values of and the investment income recognized by the investments of the Plan and Savings Plan in the Master Trust as of and for the periods ending December 31, 1999 and 1998. As of December 31, 1999 and 1998, the Plan's interest in such assets of the Master Trust were approximately 62% and 63%, respectively.


                                                         December 31,
                                                         ------------
                                                 1999                  1998
                                                 ----                  ----
Investments at fair value:
    Participant Loans                        $ 28,151,855           $ 25,454,147
    Cash and Cash equivalents                  71,742,424             45,231,345
    Common Stock of Enterprise (2)            115,952,779            119,349,502
    Mutual Funds                              558,830,359            424,228,419
    Guaranteed Investment Contract            295,548,822            310,046,617
    Investments in Schwab PCRA                 11,840,257                     --
                                          ---------------          -------------
                                          $ 1,082,066,496          $ 924,310,030
                                          ===============          =============



                                                         December 31,
                                                         ------------
                                                 1999                  1998
                                                 ----                  ----
Investment income recognized:
    Net appreciation in fair value of
      Mutual Funds (1)                      $ 118,766,391           $ 79,392,487
    Net appreciation/(depreciation) in
      fair value of Common Stock
      Enterprise (2)                          (15,922,101)            24,932,427
    Interest from Mutual Funds                  1,253,314              1,074,445
    Interest from Common Stock of
      Enterprise (2)                              333,839                272,697
    Interest from Guaranteed Investment
      Contracts                                20,726,074             20,481,619
    Dividends from Common Stock of
      Enterprise (2)                            6,033,820              5,405,541
                                          ---------------          -------------
                                            $ 131,191,337          $ 131,559,216
                                          ===============          =============

     (1)  Includes dividends earned from mutual funds.

     (2) Due to certain restrictions of the Plan, investments in the Enterprise Common Stock Fund and the ESOP Fund are considered non-participant directed. Information about the significant components of net assets and changes in net assets relating to the nonparticipant-directed investments is included in the table above. During 1999, total Participant Deposits and Employer Contributions to these funds were $10,372,237 and total withdrawals and benefits paid were $4,489,438.

                    NOTES TO FINANCIAL STATEMENTS (Concluded)


5.   FEDERAL INCOME TAXES

The Plan is intended to be qualified under Section 401(a) of the IRC and is intended to be exempt from taxation under Section 501(a) of the IRC. The Plan received a favorable Internal Revenue Service determination letter dated April 8, 1998. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust was tax-exempt as of financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.


6.  COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However, it is not subject to the funding requirements of Title I and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                  Public Service Enterprise Group Incorporated
                      Thrift and Tax-Deferred Savings Plan
                                 (Name of Plan)


                    By:        M. PETER MELLETT
                  --------------------------------------------
                                M. Peter Mellett
                              Chairman of Employee
                               Benefits Committee

Date: June 29, 2000

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number
--------------
     1 Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan, amended as of January 1, 2000.

     2    Independent Auditors' Consent.